SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2
(Amendment No. 17)*

Teche Holding Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

878330 10 9
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒  Rule 13d-1(b)

☐  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 878330 10 9                                                      Schedule 13G

1.	Name of Reporting Person:

Teche Federal Bank
Employee Stock Ownership Plan

2.	Check the appropriate box if a member of a group*

(a)  ☒                                           (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization: Louisiana

Number of Shares Beneficially Owned by Each Reporting Person with:

5.	Sole Voting Power:	-0-

6.	Shared Voting Power:	261,586

7.	Sole Dispositive Power:	-0-

8.	Shared Dispositive Power:	261,586

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:
261,586

10.	Check Box If The Aggregate Amount in Row (9) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row 9: 12.56%

12.	Type of Reporting Person*: EP

* SEE INSTRUCTION

Item 1(a)	Name of Issuer: Teche Holding Company

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1120 Jefferson Terrace
New Iberia, Louisiana 70560

Item 2(a)	Name of Person Filing:

Teche Federal Bank
Employee Stock Ownership Plan

Item 2(b)	Address of Principal Business Office: Same as Item 1(b)

Item 2(c)	Citizenship: Louisiana

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 878330 10 9

Item 3	Check whether the person filing is a:

Item 3(f)	X	Employee Benefit Plan, in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 3(k)	X	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 3 (a) (b) (c) (d) (e) (g) (h) (i) (j) - not applicable.

Item 4(a)	Amount Beneficially Owned: 261,586

Item 4(b)	Percent of Class: 12.56%

Item 4(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote	-0-

(ii)	shared power to vote or to direct the vote	261,586

(iii)	sole power to dispose or to direct the disposition of	-0-

(iv)	shared power to dispose or to direct the disposition of	261,586

Item 5	Ownership of Five Percent or Less of Class:

Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8	Identification and Classification of Members of the Group.

This Schedule 13G is being filed on behalf of the Employee Stock Ownership Plan (the “ESOP”) identified in Item 2(a) by the Plan Committee and the Plan Trustee Committee both filing under the Item 3(f) and 3(k) classifications. Exhibit A contains a disclosure of the voting and dispositive powers over shares of the issuer held directly by these entities exclusive of those shares held by the ESOP as well as identification of members of these groups.

Item 9	Notice of Dissolution of Group.

Not applicable

Item 10	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Plan Committee, I certify that the information set forth in this statement is true, complete and correct.

/s/ J. L. Chauvin	01/21/2014
J. L. Chauvin, as Plan Committee member	Date

/s/ W. Ross Little, Jr.	01/21/2014
W. Ross Little, Jr., as Plan Committee member	Date

/s/ Jason P. Freyou	01/21/2014
Jason P. Freyou, as Plan Committee member	Date

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, as a member of the ESOP Trustee Committee, I certify that the information set forth in this statement is true, complete and correct.

/s/ Mary Coon Biggs	01/21/2014
Mary Coon Biggs, as Trustee Committee member	Date

/s/ Donelson T. Caffery, Jr.	01/21/2014
Donelson T. Caffery, Jr., as Trustee Committee member	Date

/s/ Robert L. Wolfe, Jr.	01/21/2014
Robert L. Wolfe, Jr., as Trustee Committee member	Date

/s/ William Thomas Allen	01/21/2014
William Thomas Allen, as Trustee Committee member	Date

/s/ William A. Anderson, III	01/21/2014
William A. Anderson, III, as Trustee Committee member	Date

Exhibit A

Identification of Members of Group

Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Plan Trustees. The Plan Trustees share voting and dispositive power with the Plan Committee. By the terms of the Plan, the Plan Trustees vote stock allocated to participant accounts as directed by participants. Stock held by the Trust, but not yet allocated is voted by the Plan Trustees as directed by the Plan Committee. Investment direction is exercised by the Plan Trustees as directed by the Plan Committee. The Plan Committee and the Plan Trustees share voting and dispositive power with respect to the unallocated stock held by the ESOP pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended.

Members of the Plan Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Plan Committee and of shares beneficially owned as a Participant in the Plan are as follows:

	Beneficial	Beneficial Ownership
Name	Ownership(1)(2)(3)	as Plan Participant

J. L. Chauvin	54,342	12,142
W. Ross Little, Jr.	153,383	8,657
Jason P. Freyou	6,521	514

Members of the Trustee Committee and their beneficial ownership of shares of common stock of the issuer exclusive of membership on the Trustee Committee are as follows:

	Beneficial	Beneficial Ownership
Name	Ownership(1)(2)(3)	as Plan Participant

Mary Coon Biggs	32,650	-0-
Donelson T. Caffery, Jr.	35,350	-0-
Robert L. Wolfe, Jr.	29,677	-0-
William Thomas Allen	2,575	-0-
William A. Anderson, III	10,023	-0-

(1)
Beneficial ownership as of December 31, 2013. Includes shares of common stock of issuer owned in conjunction with family members. The Plan Committee and Plan Trustee(s) disclaim(s) ownership of these shares in conjunction with the exercise of their fiduciary duties as members of the Plan Committee and Trustee Committee. Includes shares beneficially owned as a plan participant.

(2)
Excludes shares awarded under the Management Stock Bonus Plan, 2001 Stock Based Incentive Plan, 2004 Stock Based Incentive Plan, and 2011 Stock Based Incentive Plan for which individuals do not presently exercise voting or dispositive power.

(3)	Includes stock related to exercisable options.